Exhibit 99.1

DKM/CAS/RW/CG/bgh/C1490.06/gcah.66.11	January 28, 2011

Mr. Aquiles Rattia

Repsol YPF

Paseo de la Castellana 278

28046, Madrid, Spain

Hydrocarbon Reserve Statement for YPF Non Operated Argentine

Properties as of September 30, 2009

Dear Mr. Rattia:

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) at the request of Repsol YPF S.A. (RY) regarding assets held by YPF S.A. (YPF) in Argentina. These assets comprise the non operated areas of Acambuco, Aguada Pichana, Aguaragüe, CNQ7, CNQ7A, El Tordillo, La Yesera, Lindero Atravesado, Magallanes, Palmar Largo,Puesto Hernández, Puesto Quiroga La Tapera, Ramos, Río Negro Norte, San Roque and Tierra del Fuego, where YPF holds different percentages of participation on each field as described below. GCA has conducted an independent audit examination as of September 30, 2009, of the hydrocarbon liquid and natural gas reserves of the mentioned areas. On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statements given in the table below. It is our understanding that the Proved Reserves estimated in this report constitute approximately 10.3% percent of RY’s Proved Reserves; it is also our understanding that the Proved Undeveloped Reserves estimated in this report constitute approximately 4.8% percent of all RY’s Proved Undeveloped Reserves. These proportions are on a barrel oil equivalent (BOE) basis. Our study was completed on January 7, 2010.

Statement of Hydrocarbon Reserves for YPF Non Operated Argentine Properties

as of September 30, 2009

Reserves	Gross (100%) Field Volumes		Company (WI) Reserves
	Liquids (Mm3)	Gas (MMm3)	Liquids (Mm3)	Gas (MMm3)
Proved
Developed Producing	29,368	62,165	11,385	20,228
Developed Not Producing	24	12	8	4
Undeveloped	6,105	13,696	1,574	3,263
Total Proved	35,497	75,873	12,967	23,495

UNITED KINGDOM      UNITED STATES      SINGAPORE      AUSTRALIA      ARGENTINA      BRAZIL      KAZAKHSTAN       RUSSIA      UAE

Gaffney, Cline & Associates

CAS/RW/CG/bgh/C1490.06/gcah.66.11

Repsol YPF

January 28, 2011

Statement of Hydrocarbon Reserves for YPF Non Operated

Argentine Properties as of September 30, 2009

Liquid Hydrocarbon Volumes

Area	Proved
	Developed (Mm3 )	Non-Prod. (Mm3)	Undeveloped (Mm3)	Total (Mm3)
Acambuco	1,537		833	2,370
Aguada Pichana	1,787		959	2,746
Aguaragüe	868	10		878
CNQ7	131		38	169
CNQ7A	2,802		1,565	4,367
El Tordillo	5,890		2,657	8,547
La Yesera	238			238
Lindero Atravesado	194			194
Magallanes	1,371			1,371
Palmar Largo	452			452
Puesto Hernández	5,994			5,994
Puesto Quiroga La Tapera	290		53	343
Ramos	1,140			1,140
Río Negro Norte	188	14		202
San Roque	4,829			4,829
Tierra del Fuego	1,657			1,657
Total	29,368	24	6,105	35,497

Natural Gas Volumes
Area	Proved
	Developed (MMm3 )	Non-Prod. (MMm3 )	Undeveloped (MMm3 )	Total (MMm3)
Acambuco	15,132		9,189	24,321
Aguada Pichana	6,649		3,492	10,141
Aguaragüe	4,112			4,112
CNQ7
CNQ7A
El Tordillo	574		466	1,040
La Yesera	93			93
Lindero Atravesado	1,366			1,366
Magallanes	4,405			4,405
Palmar Largo	101			101
Puesto Hernández
Puesto Quiroga La Tapera
Ramos	6,625			6,625
Río Negro Norte	52	12		64
San Roque	15,428		549	15,977
Tierra del Fuego	7,628			7,628
Total	62,165	12	13,696	75,873

Gaffney, Cline & Associates

CAS/RW/CG/bgh/C1490.06/gcah.66.11

Repsol YPF

January 28, 2011

Statement of Company W.I. Hydrocarbon Reserves for YPF Non Operated Properties

in Argentina as of September 30, 2009

Liquid Hydrocarbon Volumes

Area	Proved
	Developed (Mm3 )	Non-Prod. (Mm3 )	Undeveloped (Mm3 )	Total (Mm3)
Acambuco	346		187	533
Aguada Pichana	487		262	749
Aguaragüe	261	3		264
CNQ7	39		11	50
CNQ7A	1,401		783	2,184
El Tordillo	718		324	1,042
La Yesera	83			83
Lindero Atravesado	73			73
Magallanes	685			685
Palmar Largo	135			135
Puesto Hernández	4,332			4,332
Puesto Quiroga La Tapera	36		7	43
Ramos	578			578
Río Negro Norte	66	5		71
San Roque	1,647			1,647
Tierra del Fuego	498			498
Total	11,385	8	1,574	12,967

Natural Gas Volumes
Area	Proved
	Developed (MMm3 )	Non-Prod. (MMm3 )	Undeveloped (MMm3 )	Total (MMm3)
Acambuco	3,405		2,067	5,472
Aguada Pichana	1,813		952	2,765
Aguaragüe	1,234			1,234
CNQ7
CNQ7A
El Tordillo	70		57	127
La Yesera	33			33
Lindero Atravesado	512			512
Magallanes	2,203			2,203
Palmar Largo	30			30
Puesto Hernández
Puesto Quiroga La Tapera
Ramos	3,360			3,360
Río Negro Norte	18	4		22
San Roque	5,262		187	5,449
Tierra del Fuego	2,288			2,288
Total	20,228	4	3,263	23,495

Gaffney, Cline & Associates

CAS/RW/CG/bgh/C1490.06/gcah.66.11

Repsol YPF

January 28, 2011

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and NGL estimated to be recovered during field separation and plant processing and are reported in thousands of stock tank cubic meters. Natural gas volumes represent expected gas sales, and are reported in millions of cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere). The volumes have not been reduced for fuel usage in the field. Based on the interpretation that Argentine royalties are a financial obligation or substantially equivalent to a production or similar tax, royalties payable to the provinces have not been deducted from the reported volumes.

Proved gas volumes are based on firm and existing gas contracts and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

The Technical Explanations which explain the field work carried out by GCA and general methodology is attached in Appendix II.

This audit examination was based on reserve estimates and other information provided by YPF to GCA through September 30, 2009 and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the certification process were resolved to our satisfaction. GCA believes that the assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by the report.

The commerciality and economic tests for the September 30, 2009 Reserve volumes were based on realized crude oil, condensate, NGL and average gas sales prices as shown in the following table, as advised by YPF. YPF is subject to extensive regulations relating to the oil and gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes that apply until 2011 according to Law 26,217, all of which affect the realized prices of oil and other products in the domestic market. As a result, crude oil prices used to determine reserves are set at the beginning of every month until 2011, for crude oils of different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market, taking into account the effects of Law 26,217. Additionally, a significant portion of the Argentine gas market is regulated. Natural gas prices for the residential and power generation segments, as well as natural gas for vehicles, are regulated by the government. Natural gas prices for industrial consumers are negotiated by market participants on a private basis. As a result, there are no benchmark market natural gas prices available in Argentina. GCA audited and accepted the methodology and prices used by RY and YPF in estimating the reserves in Argentina.

Gaffney, Cline & Associates

CAS/RW/CG/bgh/C1490.06/gcah.66.11

Repsol YPF

January 28, 2011

Area	Crude Oil (US$/Bbl)	Condensate (US$/Bbl)	Gasoline (US$/Bbl)	NGL (US$/Tn)	Natural Gas (US$/Mm3)
Acambuco	45.00	45.00	45.00	167.48	61.51
Aguaragüe	45.00	45.00	45.00	167.48	61.51
Aguada Pichana	45.59	45.59	45.59	167.48	71.80
CNQ7-7[a]	46.01	46.01	46.01	167.48	71.80
El Tordillo	41.63	41.63	41.63	167.48	22.15
La Yesera	46.01	46.01	46.01	167.48	71.80
Lindero Atravesado	45.59	45.59	45.59	167.48	71.80
Magallanes	43.43	43.43	43.43	167.48	27.30
Palmar Largo	45.00	45.00	45.00	167.48	71.80
Puesto Hernández	46.01	46.01	46.01	167.48	71.80
Puesto Quiroga La Tapera	41.63	41.63	41.63	167.48	22.15
Ramos	45.00	45.00	45.00	167.48	61.51
Río Negro Norte	46.01	46.01	46.01	167.48	71.80
San Roque	45.59	45.59	45.59	167.48	71.80
Tierra del Fuego	43.43	43.43	43.43	167.48	27.30

Future capital costs were derived from development program forecasts prepared by YPF for the field. Recent historical operating expense data were utilized as the basis for operating cost projections.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes as of September 30, 2009, are, in the aggregate, reasonable and have been prepared in accordance with the definitions for Proved reserves set out in Rule 4-10 of Regulation S-X of the United States Securities and Exchange Commission, attached in Appendix III.

This assessment has been conducted within the context of GCA’s understanding of YPF’s petroleum property rights as represented by YPF’s management as well as the effects of petroleum legislation, taxation and other regulations that currently pertain to the property. GCA is not aware of any potential regulation amendments which could affect the ability to recover the estimated reserves. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

Gaffney, Cline & Associates

CAS/RW/CG/bgh/C1490.06/gcah.66.11

Repsol YPF

January 28, 2011

For this assignment, GCA served as independent Reserve auditors. The firm’s officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates.

This report has been prepared at the request of RY regarding assets held by YPF in Argentina and is for inclusion in RY’s and YPF’s respective filing with the U.S. Securities and Exchange Commission.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

        /s/ David K. Morgan

David K. Morgan

Senior Technical Manager

Attachments
Appendices	I:	Statement of Qualifications
	II:	Technical Explanations
	III:	Reserve Definitions (SEC)

Gaffney, Cline & Associates

APPENDICES

Gaffney, Cline & Associates

APPENDIX I:

Statement of Qualifications

Gaffney, Cline & Associates

Statement of Qualifications

One of GCA’s Senior Technical Manager was responsible for overseeing the preparation of the audit. This manager has over 40 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.

Gaffney, Cline & Associates

APPENDIX II:

Technical Explanations

Gaffney, Cline & Associates

TECHNICAL DESCRIPTION OF THE AUDIT REVIEW

All of the proved reserve statements made by YPF were audited using the information supplied by the client in the form of production databases or spreadsheets on which decline analysis could be used whenever applicable. In those cases where a secondary recovery process takes place, a WOR or Oil Cut projection was made to an economic limit to assess the potential reserves to recover by those means or in the case of a gas field, a material balance was analyzed using updated static pressure data. What follows is a brief introduction on the properties location, concession participation and end of concession dates.

Acambuco area is comprised of two major gas fields, Macueta and San Pedrito in the Noroeste basin. They are operated by Pan American under the UTE Acambuco concession through February 16, 2040 and October 26, 2036 respectively where YPF owns a 22.5% WI. Royalties paid to the Salta province are 12%.

Aguada Pichana is a major gas field located in the Neuquina basin that consists of a main production unit and the Aguada Pichana Norte block that is being developed. They are operated by Total under the same concession that extends through November 14, 2027. YPF owns a 27.27% W.I. and royalties paid to the province of Neuquén are 15%.

Aguaragüe is an area on the Noroeste basin having ten fields producing gas, oil and condensate. They are all operated by Tecpetrol through November 14, 2017; YPF holds a 30% W.I. Royalties paid to the province of Salta are 12%. There are three main gas fields, Aguaragüe (Santa Rosa-Icla Fms), Chango Norte-La Porcelana (Huamampampa Fm) and Campo Durán (Tupambi Fm), followed by seven minor fields of varying quantities of oil and gas.

CNQ7 and CNQ7A blocks extend across Mendoza and La Pampa provinces in the Neuquina basin and are composed of five fields: CNQ7, El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanul Sur all in Mendoza and Puesto Pinto in La Pampa. They are operated by Petroandina through August 10, 2029 in the case of CNQ7 (Mendoza) and July 16, 2033 (Mendoza) and September 11, 2033 (La Pampa) respectively, in the case of CNQ7A. YPF owns a 30.01% W.I. of CNQ7 and 50.0 % of CNQ7A. Royalties paid to the provinces of Mendoza and La Pampa are 12.0%.

El Tordillo area comprises two mature oil fields in the Golfo de San Jorge basin, El Tordillo and Puesto Quiroga-La Tapera. They are operated by Tecpetrol under two different concessions through November 14, 2017 and July 29, 2017 respectively. YPF holds a 12.196% W.I. Royalties paid to the province of Chubut are 12.0%.

La Yesera field was discovered by Chevron in 2001 and began producing it in a discontinuous way until they built the facilities in 2004. The concession ends on January 1, 2030, YPF has a 35% W.I. on this property and royalties paid to the province of Río Negro are12.0%.

Lindero Atravesado is a gas field discovered by Esso in 1961 and now is operated by Pan American until November 8, 2026. YPF holds a participation of 37.5 % W.I. Royalties paid to the province of Neuquén are 15.0%.

Magallanes area is comprised of an oil and gas field, also called Magallanes, located on the Austral basin which is operated by Sipetrol through November 14, 2017. YPF holds a 50.0 % W.I. and royalties paid to the province of Santa Cruz are 12.0%.

Gaffney, Cline & Associates

Palmar Largo is an area comprised of nine fields, located on the Noroeste basin mostly on the Province of Formosa where all of its production comes from and extends a little to the East of Salta without production. The main contribution comes from the Palmar Largo Estructura1 field followed by Ramón Lista, Balbuena Este, Cañada Rica, Puesto La Entrada, El Chorro, El Potrillo and El Molino fields. It is operated by Pluspetrol through November 15, 2017 where YPF owns a 30.0% W.I. and pays a 12.0% royalties to the province of Formosa.

Puesto Hernández is a mature oil field discovered by YPF in November 1961, now operated by Petrobras. It extends across Neuquén and Mendoza provinces having different concessions through November 14, 2027 (Neuquén) and November 14, 2017 (Mendoza). YPF holds a W.I. of 61.55% and pays royalties of 16.87 % to Neuquén through 2016 when will change to a 100 % W.I. and 15 % royalty, while on the Mendoza side the extension has not yet been defined and a 12.0 % royalty is currently paid to the Mendoza province.

Ramos is an area that consists of a gas field operated by Pluspetrol where YPF owns a 27.75% W.I. Besides YPF also owns a 22.95 % W.I. through its share in Pluspetrol Energy, both through January 22, 2026. Royalties paid to the province of Salta are 12.0%. It produces from Huamampampa and Icla formations.

Río Negro Norte is a mature area operated by Chevron through February 26, 2024 and is composed of ten oil fields with solution gas: Anticlinal de María, Anticlinal de María Occidental, Anticlinal Viejo, Cerro Solo, El Látigo, El Látigo Occidental, El Solitario Sur, Loma de María, Loma Negra and Loma Negra Precuyano. YPF holds a 35.0% W.I. and royalties paid to the province of Río Negro are 12.0%. The main contributor to total reserves is the field Loma Negra Precuyano.

San Roque block is a large area that consists of three fields: Aguada San Roque (gas and condensate), Loma las Yeguas (oil, gas and condensate) and Rincón Chico (free gas). They are operated by Total through November 14, 2027, YPF participates with a W.I. of 34.110% and the royalties paid to the province of Neuquén are 15.0%.

UTE Tierra del Fuego is located in the Austral basin, Province of Tierra del Fuego and is operated by Petrolera Lago Fuego Co. S.R.L. (subsidiary of Apache Petrolera Argentina S.A.). YPF owns a 30% W.I. through a concession until November 14, 2017. Fields analyzed are San Sebastián a major gas field followed by Cañadón Piedras, Cabo Nombre, La Sara, Sección Baños while Los Chorrillos (this concession ends April 10, 2016) and Cabeza de León are oil fields with varying amount of solution gas.

What follows is an explanation of those cases where a discrepancy between YPF and GCA exceeds the tolerance limit required by RY and the reasons for those differences.

Discrepancies Explained

1.	Acambuco

Acambuco block consists of two gas fields, Macueta and San Pedrito. In Macueta the proved developed producing reserves were evaluated by YPF using a dynamic model that ties a material balance to nodal analysis. They were verified by GCA using decline analysis as the field is at a depletion stage; they seemed reasonable and were accepted. The operator is committed to drill one new well (Mac-1006) to the Huamampampa formation, adding compression capacity to the existing facilities to bring PUD reserves on line in 2011. This block is connected with San Alberto in Bolivia, one of the largest gas fields operating in Bolivia. To model the output from the new well and also the impact of compression, YPF used the

Gaffney, Cline & Associates

integrated nodal analysis model assuming that the whole San Alberto field is represented by one well. Some concerns expressed by GCA on YPF analysis are as follows.

a.

It is of public knowledge that on this basin there is always a risk water production associated to the natural fractures which is evidenced by the pressure build-up analysis provided by YPF on Mac-1003 as of 3-5 Mar/2008 where a qualified interpretation shows an increase of the well skin damage attributed to a water bank.

b.	However the model included a small aquifer pot, doubts still remain about its behavior in the long range from the interaction of both San Alberto and Macueta fields.

c.	There is also a risk of raising the gas-water contact as the suction pressure is reduced by a much larger reservoir volume across the border.

d.

According to the data provided by YPF there is a long pipeline (about 55 km) with pronounced changes in the pipeline layout progressive. However the current LG Ratio is low, there is a risk of producing more water under compression and also to have liquid holdups at both the well and the pipeline.

e.	Another concern is that according to YPF estimates, drilling one well on each field would be almost duplicating the proved producing reserves.

f.

In order to acknowledge an increasing water/gas ratio the Proved Undeveloped volumes were reduced by 40%. Similar considerations were given to San Pedrito field attending similar production histories, facilities conditions and same reservoirs.

2.	Aguaragüe

Aguaragüe proved reserves evaluation was done applying decline analysis by field. There is a good agreement on proved reserves for most of the fields except for Aguaragüe Santa Rosa Icla where the decline proposed by the client was significantly changed to honor latest production data showing a steep change in the decline rate from 18 to 31%/year.

3.	Palmar Largo

Palmar Largo shows on a long range a steady decline of 14%/yr. However that on a shorter span there is a cyclic drop of 45%/yr attributed to a continuous process of well damage by scales that plug perforations and they need to be cleaned to restore production.

The sustainment of the field production is achieved by jobs that in general do not open new zones. Being maintenance jobs like pullings, etc they should be considered part of the operating expenses and the decline analysis should reflect that fact.

Gaffney, Cline & Associates

APPENDIX III:

Reserves Definitions

(SEC)

Gaffney, Cline & Associates

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)

Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs, but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.